Mail Stop 0309	September 21, 2004

Mr. Todd S. Farha
President and Chief Executive Officer
WellCare Group, Inc.
6800 North Dale Mabry Highway, Suite 268
Tampa, FL 33614

Re:	WellCare Health Plans, Inc.
Form 10-Q for Quarter ended June 30, 2004 filed August 13, 2004
File No. 001-32209

Dear Mr. Farha:

      We have limited our review of the above referenced filing to only the matters addressed herein. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II, Item I. Legal Proceedings

1. We note your response to our prior comment 1. While Item 103 of
Regulation S-K does not explicitly state you must disclose the amount of damages sought, it does require disclosure of "the relief sought."
We believe that the prudent approach to providing Item 103 disclosure is to disclose the amount of damages sought by the plaintiff and then place that disclosure in the appropriate context with an explanation that you believe the possibility of loss is remote and your reasons why. Please confirm to us that you will comply with this approach in future filings. If you disagree, please advise us accordingly.

2. We note your response to our prior comment 2. Please confirm to us that you will disclose in future filings your analysis of why this or any other material legal proceeding will not have a material adverse effect on your business.



You may contact Sonia Barros at (202) 824-5304 or me at (202) 942-1840 with any questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director


cc:	Stephen A. Riddick, Esq.
      Jason T. Simon, Esq.
Greenberg Traurig, LLP
800 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20006
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Mr. Todd S. Farha
October 7, 2005
Page 1